Exhibit 99.56

Consent of Esteban Chacon

The undersigned hereby consents to the use of and reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ “Esteban Chacon”
Esteban Chacon, Civil Mining Engineer

Dated: May 27, 2025